EXHIBIT 99.1

TeliaSonera Finland and ACN Communications Finland Enter into Agreement on Co-Operation

STOCKHOLM, Sweden, Jan. 31, 2005 (PRIMEZONE) -- TeliaSonera Finland Oyj, its subsidiary Tele Finland Oy and ACN Communications Finland Oy have concluded a co-operation agreement. According to the agreement, ACN Communications Finland discontinues its own branded mobile service and starts marketing Tele Finland's mobile service offering through its existing sales channel -- Independent Representatives. ACN's Finnish customers can continue as customers of Tele Finland Oy. ACN's assets, personnel, agreements or other business operations are not assigned to Tele Finland by the agreement.

"We decided to start the co-operation with ACN, since the company has operated as a service provider in our network and we want to ensure continuity of service for ACN's customers," says Janne Vainio, Senior Vice President of TeliaSonera Finland's Consumer Customers Segment."

"This extension of our relationship with TeliaSonera offers both our customers and our representatives significant benefits," says David Colley, CEO of ACN's European Operations.

Under the agreement concluded between the companies, Tele Finland will offer ACN's customers a chance to continue effortlessly as Tele Finland's customers. For the duration of the transition period, Tele Finland will provide ACN's customers with similar pricing as they have been offered by ACN. (ACN's customers will receive more detailed instructions and further information by mail within the next few days.)

"We have made the transition as easy as possible. All the customer's subscriptions will be transferred free of charge at one go, and the service will continue without any interruption despite the transfer. The customers need not exchange their SIM cards, so their subscription numbers will not change and the telephone numbers saved on the SIM cards, for example, remain unchanged," says Arto Heimonen, Managing Director of Tele Finland.

Tele Finland Oy is a mobile service provider owned by TeliaSonera Finland and operating in its network. The company provides subscriptions for basic communications, fair and straightforward pricing, and well-functioning monthly invoicing.

Further information:

 Janne Vainio, Senior Vice President, TeliaSonera
 Finland Oyj
 Tel. +358 400 400171
 E-mail: firstname.m.lastname@teliasonera.com

 Arto Heimonen, Managing Director, Tele Finland Oy
 Tel. +358 40 7330483
 E-mail: firstname.lastname@teliasonera.com

 Antti Arponen, Country Manager, Finland,
 ACN Communications Finland Oy
 Tel. +358 40 9100002
 E-mail: aarponen@acneuro.com

ACN

ACN is a leading direct selling company offering highly competitive fixed and mobile telephone services, internet access, gas and electricity services to consumers and small businesses in Europe, the United States, and Canada. ACN is one of the fastest growing privately held companies with annual revenue growth of almost 50% and annualized revenue exceeding $500 million. ACN markets directly to consumers and small businesses using thousands of commission based Independent Business Representatives. ACN's services are available in: Australia; Austria; Belgium; Canada: Denmark; Finland; France; Germany; Ireland; Italy; Netherlands; Norway; Portugal; Sweden; Switzerland; Spain; the United Kingdom and the United States. For more information about ACN, please visit www.acneuro.com.

TeliaSonera

TeliaSonera Finland Oyj, the Finnish profit centre of TeliaSonera, offers products and services under the Sonera brand.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2003 TeliaSonera had 11,957,000 mobile customers (37,610,000 incl. associated companies) and 8,061,000 fixed customers (9,160,000 incl. associated companies) and 1,631,000 internet customers (1,691,000 incl. associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Exchange and the Helsinki Exchanges. Pro forma net sales January-December 2003 amounted to SEK 81.7 billion (EUR 9.01 billion). The number of employees was 26,694. www.teliasonera.com

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